Exhibit 99.2

PENGROWTH ENERGY CORPORATION

BALANCE SHEETS

(Stated in thousands of dollars)

(Unaudited)

		As at	As at
	Note	June 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents		$36,405	$2,659
Accounts receivable		198,919	197,507
Fair value of risk management contracts	14	2,829	12,918
Assets held for sale	4	49,902	317,268
		288,055	530,352
Fair value of risk management contracts	14	28,321	2,561
Other assets	3	58,412	73,806
Property, plant and equipment	4	5,529,685	5,598,874
Exploration and evaluation assets	5	419,356	563,663
Goodwill	6	692,508	700,652
TOTAL ASSETS		$7,016,337	$7,469,908

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$325,392	$297,496
Dividends payable		20,707	20,471
Fair value of risk management contracts	14	33,067	7,814
Current portion of long term debt	7	–	49,735
Current portion of provisions	8	22,657	22,635
Liabilities associated with assets held for sale	4,8	11,647	3,449
		413,470	401,600
Fair value of risk management contracts	14	20,055	19,233
Convertible debentures		236,542	237,050
Long term debt	7	1,387,699	1,480,898
Provisions	8	710,375	849,519
Deferred income taxes	9	269,025	291,274
		3,037,166	3,279,574
Shareholders' Equity
Shareholders' capital	10	4,667,458	4,634,781
Contributed surplus		21,282	22,935
Deficit		(709,569)	(467,382)
		3,979,171	4,190,334
Commitments	16
Subsequent events	7,17
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$7,016,337	$7,469,908

See accompanying notes to the Financial Statements.

PENGROWTH Second Quarter 2013 Financial Results	29

PENGROWTH ENERGY CORPORATION

STATEMENTS OF INCOME (LOSS)

(Stated in thousands of dollars, except per share amounts)

(Unaudited)

Three months ended June 30

Six months ended June 30

Note

2013

2012

2013

2012

REVENUES

Oil and gas sales

$
405,363

$
328,367

$
796,219

$
656,821

Royalties, net of incentives

(72,751
)

(62,569
)

(139,746
)

(140,471
)

332,612

265,798

656,473

516,350

Unrealized gain (loss) on commodity risk management

14

31,842

90,650

(29,990
)

76,523

364,454

356,448

626,483

592,873

EXPENSES

Operating

129,774

104,738

247,650

194,850

Transportation

7,256

6,820

13,197

12,625

General and administrative

26,676

25,071

54,159

50,250

Depletion, depreciation and amortization

4

153,797

127,029

308,233

240,251

Impairment of assets

–

78,304

–

78,304

317,503

341,962

623,239

576,280

OPERATING INCOME

46,951

14,486

3,244

16,593

Other (income) expense items

Unrealized loss on investments

3

15,000

–

15,000

–

Gain on acquisition

–

(73,538
)

–

(73,538
)

(Gain) loss on disposition of properties

4

28,541

(209
)

13,650

(1,896
)

Unrealized foreign exchange (gain) loss

15

30,830

16,911

51,207

(2,148
)

Realized foreign exchange (gain) loss

15

(1,304
)

338

(1,427
)

437

Interest and financing charges

23,674

19,997

49,088

37,135

Accretion

8

5,364

4,706

10,723

8,943

Other expense

3,691

17,087

5,757

20,351

INCOME (LOSS) BEFORE TAXES

(58,845
)

29,194

(140,754
)

27,309

Deferred income tax reduction

9

(5,392
)

(7,578
)

(22,249
)

(10,183
)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

$
(53,453
)

$
36,772

$
(118,505
)

$
37,492

NET INCOME (LOSS) PER SHARE

13

Basic

$
(0.10
)

$
0.09

$
(0.23
)

$
0.10

Diluted

$
(0.10
)

$
0.09

$
(0.23
)

$
0.10

See accompanying notes to the Financial Statements.

30

PENGROWTH Second Quarter 2013 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(Unaudited)

Three months ended June 30

Six months ended June 30

Note

2013

2012

2013

2012

CASH PROVIDED BY (USED FOR):

OPERATING

Net income (loss) and comprehensive income (loss)

$
(53,453
)

$
36,772

$
(118,505
)

$
37,492

Depletion, depreciation and accretion

159,161

131,735

318,956

249,194

Impairment of assets

–

78,304

–

78,304

Deferred income tax reduction

9

(5,392
)

(7,578
)

(22,249
)

(10,183
)

Contract liability amortization

8

(379
)

(412
)

(759
)

(825
)

Unrealized foreign exchange (gain) loss

15

30,830

16,911

51,207

(2,148
)

Unrealized (gain) loss on commodity risk management

14

(31,842
)

(90,650
)

29,990

(76,523
)

Derivative settlement on senior note repayment

(1,731
)

–

(1,731
)

–

Share based compensation

11

4,477

3,753

8,062

7,114

Unrealized loss on investments

3

15,000

–

15,000

–

Non-cash gain on acquisition

–

(73,538
)

–

(73,538
)

(Gain) loss on disposition of properties

4

28,541

(209
)

13,650

(1,896
)

Other items

766

(720
)

(111
)

977

Funds flow from operations

145,978

94,368

293,510

207,968

Interest and financing charges

23,674

19,997

49,088

37,135

Expenditures on remediation

8

(3,899
)

(5,283
)

(14,350
)

(10,558
)

  Change in non-cash operating working
capital

12

43,033

(32,791
)

21,781

(31,762
)

208,786

76,291

350,029

202,783

FINANCING

Dividends paid

(61,936
)

(76,824
)

(123,446
)

(152,669
)

Bank indebtedness

7

–

(245,989
)

–

(216,633
)

Long term debt (repayment) and related derivative settlement

7

(49,579
)

421,000

(209,584
)

474,000

Convertible debentures repayment

–

(50,515
)

–

(50,515
)

Interest paid

(22,645
)

(13,538
)

(47,586
)

(38,148
)

Proceeds from equity issues, including DRIP

11,274

37,195

22,225

68,935

(122,886
)

71,329

(358,391
)

84,970

INVESTING

Capital expenditures

(113,869
)

(109,110
)

(279,870
)

(262,850
)

Property acquisitions

(431
)

(15,361
)

(933
)

(42,443
)

Proceeds on property dispositions

9,746

283

325,990

2,267

Purchase of injectants

(1,324
)

(864
)

(2,790
)

(1,697
)

Contributions to remediation trust funds

(897
)

(1,848
)

(1,266
)

(2,944
)

  Change in non-cash investing working
capital

12

(37,420
)

(20,720
)

977

(16,808
)

(144,195
)

(147,620
)

42,108

(324,475
)

CHANGE IN CASH AND CASH EQUIVALENTS

(58,295
)

–

33,746

(36,722
)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

94,700

–

2,659

36,722

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
36,405

$
–

$
36,405

$
–

See accompanying notes to the Financial Statements.

PENGROWTH Second Quarter 2013 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF SHAREHOLDERS' EQUITY

(Stated in thousands of dollars)

(Unaudited)

Three months ended June 30

Six months ended June 30

Note

2013

2012

2013

2012

SHAREHOLDERS' CAPITAL

10

Balance, beginning of period

$
4,656,080

$
3,564,027

$
4,634,781

$
3,525,222

Share based compensation

104

292

10,452

7,700

Issued under Dividend Reinvestment Plan

11,274

14,831

22,225

34,335

Issued for cash under Premium Dividend Plan ™

–

22,508

–

34,401

Issued on business combination

–

965,921

–

965,921

Share issue costs, net of tax

–

(288
)

–

(288
)

Balance, end of period

4,667,458

4,567,291

4,667,458

4,567,291

CONTRIBUTED SURPLUS

Balance, beginning of period

16,497

14,142

22,935

17,697

Share based compensation

11

4,889

3,913

8,799

7,423

Exercise of share based compensation awards

(104
)

(251
)

(10,452
)

(7,316
)

Balance, end of period

21,282

17,804

21,282

17,804

DEFICIT

Balance, beginning of period

(594,088
)

(271,084
)

(467,382
)

(195,666
)

Net income (loss)

(53,453
)

36,772

(118,505
)

37,492

Dividends declared

(62,028
)

(86,345
)

(123,682
)

(162,483
)

Balance, end of period

(709,569
)

(320,657
)

(709,569
)

(320,657
)

TOTAL SHAREHOLDERS' EQUITY

$
3,979,171

$
4,264,438

$
3,979,171

$
4,264,438

See accompanying notes to the Financial Statements.

32

PENGROWTH Second Quarter 2013 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

AS AT AND FOR THE PERIOD ENDED JUNE 30, 2013 (Unaudited)

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.
BUSINESS OF THE CORPORATION

Pengrowth Energy Corporation
(“Pengrowth” or the “Corporation”) is
a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Financial Statements include the accounts of the Corporation, and all of its subsidiaries existing in prior periods, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

The Financial Statements for the three and six
months ended June 30, 2013 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards
Board (“IASB”) and International Financial Reporting Interpretations Committee
(“IFRIC”). The disclosures provided below are incremental to those included with the December 31, 2012 annual Consolidated Financial
Statements. The Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2012.

The Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on August 1, 2013.

2.
CHANGES IN ACCOUNTING POLICIES

As disclosed in the
December 31, 2012 annual Consolidated Financial Statements, on January 1, 2013, Pengrowth adopted new standards with respect to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in
Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011), IFRS 13 Fair Value Measurement and IFRS 7 Amendments to Financial Instrument Disclosures. The adoption of these standards had no impact on the amounts recorded in the Financial Statements as at January 1, 2013 but did result in additional disclosures with regards to IFRS 13 and IFRS 7.

COMPARATIVE FIGURES

As of January 1, 2013, certain technical support costs, previously included in operating expenses, are included in General and Administrative (“G&A”) expenses. Comparative figures for G&A and operating expenses have been adjusted accordingly with no impact on net income (loss). Management believes that these presentation changes better reflect Pengrowth’s operating results. As required under IFRS, changes in the accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012. Net income and basic and diluted earnings per share comparative figures for the three and six months ended June 30, 2012 have been adjusted accordingly.

3.
OTHER ASSETS

OTHER INVESTMENT

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $5 million. This investment is classified as fair value through profit or loss. The fair value is based in part on recent private placement equity offerings by the private company. Pengrowth owns a minority interest and does not have significant influence over the private corporation.

As the company is private, the estimated fair value is not based on observable market data and there are restrictions on selling the shares. Therefore, it is uncertain if Pengrowth could realize this value in an open market and, as such, the fair value is subject to revision. The fair value has decreased to $5 million as at June 30, 2013 (December 31, 2012 – $20 million), resulting in an unrealized loss of $15.0 million for the six months ended June 30, 2013 (June 30, 2012 – $nil).

PENGROWTH Second Quarter 2013 Financial Results

4.
PROPERTY, PLANT AND EQUIPMENT

Cost or deemed cost

Oil and natural gas assets

Other equipment

Total

Balance, December 31, 2011

$
4,917,755

$
69,838

$
4,987,593

Expenditures on property, plant and equipment

421,755

4,382

426,137

Acquisitions through business combinations

1,809,837

–

1,809,837

Property acquisitions

51,780

–

51,780

Change in asset retirement obligations

167,936

–

167,936

Divestitures

(19,764
)

–

(19,764
)

Balance, December 31, 2012

$
7,349,299

$
74,220

$
7,423,519

Expenditures on property, plant and equipment

283,260

1,212

284,472

Property acquisitions

933

–

933

Transfer from exploration and evaluation assets (note 5)

144,307

–

144,307

Change in asset retirement obligations

(126,538
)

–

(126,538
)

Divestitures

(379,771
)

–

(379,771
)

Balance, June 30, 2013

$
7,271,490

$
75,432

$
7,346,922

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, December 31, 2011

$
863,778

$
49,381

$
913,159

Depletion and amortization for the period

560,240

7,075

567,315

Impairment loss

29,976

–

29,976

Divestitures

(3,073
)

–

(3,073
)

Balance, December 31, 2012

$
1,450,921

$
56,456

$
1,507,377

Depletion and amortization for the period

304,734

3,499

308,233

Loss on assets held for sale

20,026

–

20,026

Divestitures

(68,301
)

–

(68,301
)

Balance, June 30, 2013

$
1,707,380

$
59,955

$
1,767,335

Net book value

Oil and natural gas assets

Other equipment

Total

As at June 30, 2013

Current

$
49,902

$
–

$
49,902

Long term

5,514,208

15,477

5,529,685

$
5,564,110

$
15,477

$
5,579,587

As at December 31, 2012

Current

$
317,268

$
–

$
317,268

Long term

5,581,110

17,764

5,598,874

$
5,898,378

$
17,764

$
5,916,142

During the six months ended June 30, 2013, approximately $8.3 million (June 30, 2012 – $5.9 million) of directly attributable general and administrative costs were capitalized to property, plant and equipment (“PP&E”).

The calculation of depletion for the six months ended June 30, 2013 excluded certain capital from the construction phase of the Lindbergh thermal project
(“Lindbergh Project”) of $155.8 million (June 30, 2012 – $nil).

Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. During

34

PENGROWTH Second Quarter 2013 Financial Results

the six months ended June 30, 2013, $1.1 million (June 30, 2012 – $nil) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.7 percent (June
30, 2012 – nil).

In the first six months of 2013, Pengrowth successfully closed the disposition of the non-operated Weyburn property and other minor properties for proceeds of $326.0 million, which resulted in gains on divestitures of $14.4 million.

As part of the continued focus on dispositions, Pengrowth has presented $49.9 million of non-core producing properties as assets held for sale and classified them as current assets on the Balance Sheet. The related dispositions closed in July 2013 for total proceeds, prior to closing adjustments, of $39.0 million. The assets were recorded at the lesser of fair value less costs to sell and their carrying amount. A loss on assets held for sale of $28.1 million was recorded on reclassification. This was comprised of $20.0 million relating to PP&E and $8.1 million relating to goodwill. These amounts are reflected as (gain) loss on disposition of properties on the
Statements of Income (Loss). The related asset retirement obligations (“ARO”) of $11.6 million were presented as liabilities associated with assets held for sale and classified as current liabilities on the Balance Sheets.

Including the amounts above during the six months ended June 30,
2013, $13.7 million of losses were recorded on divestitures (June 30, 2012 – $1.9 million gain).

5.
EXPLORATION AND EVALUATION ASSETS

Cost or deemed cost

Balance, December 31, 2011

$
563,751

Additions

48,240

Impairment loss

(48,328
)

Balance, December 31, 2012

$
563,663

Transfer to property, plant and equipment

(144,307
)

Balance, June 30, 2013

$
419,356

In the first quarter of 2013, the Board of Directors sanctioned the first phase of the Lindbergh Project resulting in $144.3 million of exploration and evaluation (“E&E”) costs being transferred to PP&E. This transfer represented all of the Lindbergh costs that were in E&E.

During the six months ended June 30, 2013, $nil (June 30, 2012 – $0.9 million) of directly attributable general and administrative costs related to E&E activities were capitalized.

6.
GOODWILL

Cost or deemed cost

Balance, December 31, 2011

$
700,652

Balance, December 31, 2012

$
700,652

Loss on assets held for sale (note 4)

(8,144
)

Balance, June 30, 2013

$
692,508

Pengrowth has goodwill allocated to several cash generating units (“CGU”). As Pengrowth disposes of certain properties, goodwill associated with the property disposed of is included in the carrying amount of the property when determining the gain or loss on disposal. Unless specific goodwill can be identified to the property disposed of, the amount is measured on the basis of the relative values of the property disposed of and the portion of the CGUs retained.

PENGROWTH Second Quarter 2013 Financial Results

7.
LONG TERM DEBT AND BANK INDEBTEDNESS

LONG
TERM DEBT

As at

June 30, 2013

December 31, 2012

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
–

$
49,735

71.5 million at 4.67 percent due May 2015

75,046

70,933

400 million at 6.35 percent due July 2017

419,722

396,838

265 million at 6.98 percent due August 2018

277,917

262,757

35 million at 3.49 percent due October 2019

36,625

34,619

115.5 million at 5.98 percent due May 2020

120,994

114,385

105 million at 4.07 percent due October 2022

109,855

103,849

195 million at 4.17 percent due October 2024

203,997

192,858

$
1,244,156

$
1,225,974

  U.K. pound sterling denominated 50 million unsecured notes at 5.46 percent due December
2015

79,817

80,682

  U.K. pound sterling denominated 15 million unsecured notes at 3.45 percent due October
2019

23,867

24,126

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due August
2018

15,000

15,000

  Canadian dollar 25 million senior unsecured notes at 4.74 percent due October
2022

24,859

24,851

Canadian dollar revolving credit facility borrowings

–

160,000

Total long term debt

$
1,387,699

$
1,530,633

Current portion of long term debt

$
–

$
49,735

Non-current portion of long term debt

1,387,699

1,480,898

$
1,387,699

$
1,530,633

Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed in July of 2013 and now has a maturity date of July 26, 2017 with all other material terms and conditions remaining unchanged. Prior to the July 2013 renewal, the facility had a maturity date of November 29, 2015.

This facility carries floating interest rates that
are expected to range between 2.5 percent and 4.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At
June 30, 2013, the available facility was undrawn (December 31, 2012 – $160 million) and letters of credit in the amount of $28.1 million (December 31, 2012 – $28 million) were outstanding.

BANK INDEBTEDNESS

Pengrowth also maintains a $50
million demand operating facility with one Canadian bank. At June 30, 2013, this facility was undrawn (December 31, 2012 – $nil) and reduced by $0.8 million of outstanding letters of credit (December 31, 2012 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Balance Sheets as a current liability in bank indebtedness.

36

PENGROWTH Second Quarter 2013 Financial Results

8.
PROVISIONS

Provisions are composed of ARO and
contract & other liabilities. The following provides a continuity of the balances for the following periods:

Asset retirement obligations

Contract & Other liabilities

Total

Balance, December 31, 2011

$
660,871

$
6,276

$
667,147

Assumed in business combinations

47,347

–

47,347

Provisions made during the period

4,802

2,030

6,832

Provisions on acquisitions

30,893

–

30,893

Provisions on dispositions

(5,511
)

–

(5,511
)

Revisions due to discount rate changes

178,134

–

178,134

Provisions settled

(27,575
)

–

(27,575
)

Other revisions

(40,382
)

–

(40,382
)

Accretion (amortization)

20,366

(1,648
)

18,718

Balance, December 31, 2012

$
868,945

$
6,658

$
875,603

Provisions made during the period

2,570

–

2,570

Provisions on acquisitions

406

–

406

Provisions on dispositions

(9,165
)

–

(9,165
)

Revisions due to discount rate changes (1)

(120,349
)

–

(120,349
)

Provisions settled

(14,350
)

–

(14,350
)

Accretion (amortization)

10,723

(759
)

9,964

Balance, June 30, 2013

$
738,780

$
5,899

$
744,679

(1)      Relates to the change in the risk free discount rate
from 2.5 percent to 2.9 percent. The offset is recorded in PP&E.

As at June 30, 2013

Current (1)

$
32,248

$
2,056

$
34,304

Long term

706,532

3,843

710,375

$
738,780

$
5,899

$
744,679

(1)      Includes current liability related to ARO for assets
held for sale of $11.6 million.

As at December 31, 2012

Current (2)

$
24,050

$
2,034

$
26,084

Long term

844,895

4,624

849,519

$
868,945

$
6,658

$
875,603

(2)
Includes current liability related to ARO for assets held for sale of $3.4 million.

The following assumptions were used to estimate the ARO liability:

As at

June 30, 2013

December 31, 2012

Total escalated future costs ($ millions)

2,389

2,414

Discount rate, per annum

2.9%

2.5%

Inflation rate, per annum

1.5%

1.5%

PENGROWTH Second Quarter 2013 Financial Results

9.
DEFERRED INCOME TAXES

A reconciliation of the deferred
income tax reduction calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

Six months ended

June 30, 2013

June 30, 2012

Income (loss) before taxes

$
(140,754
)

$
27,309

Combined federal and provincial tax rate

25.32%

25.32%

Expected income tax (reduction) expense

$
(35,639
)

$
6,915

Foreign exchange loss (1)

8,664

299

Effect of change in corporate tax rate

(109
)

(273
)

Loss on investments (2)

1,899

–

Gain on acquisition (3)

–

(18,620
)

  Other non-deductible including share based
compensation

2,936

1,496

Deferred income tax reduction

$
(22,249
)

$
(10,183
)

(1)
Reflects the 50% non-taxable portion of foreign exchange gains and losses.

(2)
Reflects the 50% non-taxable portion of investment gains and losses.

(3)
Reflects the gain on acquisition relating to the business combination with NAL Energy Corporation.

10.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

Six months ended June 30, 2013

Year ended December 31, 2012

Number of common shares

Amount

Number of common shares

Amount

Balance, beginning of period

511,804,195

$
4,634,781

360,282,162

$
3,525,222

Share based compensation (cash exercised)

–

–

71,890

450

Share based compensation (non-cash exercised)

1,182,587

10,452

895,357

7,529

Issued for cash under Dividend Reinvestment Plan (DRIP)

4,691,868

22,225

8,289,603

60,170

Issued for cash under Premium Dividend Plan ™

–

–

11,025,949

75,777

Issued on NAL business combination

–

–

131,239,234

965,921

Share issue costs, net of tax (2012 – $97)

–

–

–

(288
)

Balance, end of period

517,678,650

$
4,667,458

511,804,195

$
4,634,781

11.
SHARE BASED COMPENSATION PLANS

A rolling maximum of 3.2
percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at June 30, 2013, the number of shares issuable under the share based compensation plans, in aggregate, represents 1.9 percent of the issued and outstanding common shares, which is within the limit.

38

PENGROWTH Second Quarter 2013 Financial Results

Share based compensation expense is composed of the following:

Six months ended

June 30, 2013

June 30, 2012

Long term incentive plan

$
9,044

$
6,396

Previous long term incentive plan (1)

Deferred entitlement share unit plan

(245
)

1,027

Total share based compensation

$
8,799

$
7,423

Amounts capitalized in the period

(737
)

(309
)

Share based compensation expense included in net income (loss)

$
8,062

$
7,114

(1)
These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

LONG TERM INCENTIVE PLAN (“LTIP”)

The following provides a continuity of the LTIP:

(number of share units)

PSUs

RSUs

DSUs

Outstanding, December 31, 2011

573,274

686,134

50,159

Granted

1,157,256

1,581,100

75,997

Forfeited

(117,469
)

(128,144
)

–

Exercised

(174
)

(303,579
)

–

Deemed DRIP

110,928

122,532

9,637

Outstanding, December 31, 2012

1,723,815

1,958,043

135,793

Granted

2,589,233

3,256,160

161,024

Forfeited

(152,789
)

(204,613
)

–

Exercised

(1,738
)

(686,347
)

–

Performance adjustment

(150,478
)

–

–

Deemed DRIP

141,114

151,314

10,432

Outstanding, June 30, 2013

4,149,157

4,474,557

307,249

PREVIOUS LONG TERM INCENTIVE PLANS

(a)
Deferred Entitlement Share Units (“DESU”) Plan

The
following provides a continuity of the DESUs:

DESUs
(1) (number of share units)

Six months ended June 30, 2013

Year ended December 31, 2012

Outstanding, beginning of period

1,033,291

2,024,142

Forfeited

(6,507
)

(102,313
)

Exercised

(494,502
)

(602,367
)

Performance adjustment (2)

(250,218
)

(392,448
)

Deemed DRIP

26,884

106,277

Outstanding, end of period

308,948

1,033,291

Composed of:

Performance related DESUs

4,779

501,711

Non-Performance related DESUs

304,169

531,580

Outstanding, end of period

308,948

1,033,291

(1)

These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans. As at
June 30, 2013, all of the grants were fully vested and the majority of the total outstanding balance was comprised of grants to the Board of Directors.

(2)
DESU grants vested with a performance multiplier of fifty percent.

PENGROWTH Second Quarter 2013 Financial Results

(b)
Common Share Rights Incentive Plan

The following provides a
continuity of the common share options and rights:

  Six months ended
June 30, 2013

  Year ended
December 31, 2012

Share unit options and rights (1)

Number outstanding

Weighted average price

Number outstanding

Weighted average price

Outstanding, beginning of period

1,470,651

$
11.27

2,217,274

$
12.96

Expired

(571,057
)

17.36

(543,475
)

17.65

Forfeited

(23,064
)

11.40

(131,258
)

16.32

Exercised

–

–

(71,890
)

6.26

Outstanding, end of period

876,530

$
7.29

1,470,651

$
11.27

Composed of:

Share unit options

843,863

$
7.07

855,995

$
7.05

Share unit rights

32,667

13.02

614,656

17.13

Outstanding, end of period

876,530

$
7.29

1,470,651

$
11.27

(1)

These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans. The final tranche of share unit options and rights will expire in 2015.

12.
OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Three months ended

Six months ended

Cash provided by (used for):

June 30, 2013

June 30, 2012

June 30, 2013

June 30, 2012

Accounts receivable

$
5,306

$
4,622

$
(1,412
)

$
23,216

Accounts payable

37,727

(37,413
)

23,193

(54,978
)

$
43,033

$
(32,791
)

$
21,781

$
(31,762
)

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Three months ended

Six months ended

Cash provided by (used for):

June 30, 2013

June 30, 2012

June 30, 2013

June 30, 2012

Accounts receivable

$

–

$

–

$
–

$
3,183

Accounts payable, including capital accruals

(37,420
)

(20,720
)

977

(19,991
)

$
(37,420
)

$
(20,720
)

$
977

$
(16,808
)

13.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income (loss) per share calculations:

Three months ended

Six months ended

June 30, 2013

June 30, 2012

June 30, 2013

June 30, 2012

Weighted average number of shares – basic

516,506,369

411,407,837

514,832,380

386,687,101

Dilutive effect of share based compensation plans

–

1,194,745

–

1,665,509

Dilutive effect of convertible debentures

–

10,273,649

–

–

Weighted average number of shares – diluted

516,506,369

422,876,231

514,832,380

388,352,610

For the three and six months ended June 30, 2013, 4.8 million shares and 3.8 million shares (1.2 million and
0.9 million shares for the three and six months ended June 30, 2012) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

40

PENGROWTH Second Quarter 2013 Financial Results

Further, for the three and six months ended June 30, 2013, 23.0 million shares (nil and
5.1 million for the three and six months ended June 30, 2012) that are issuable on potential conversion of the convertible debentures that were assumed in the May 2012 NAL acquisition were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

14.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

COMMODITY PRICE CONTRACTS

As at June 30, 2013,
Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Swaps

Reference point

Volume (bbl/d)

Remaining term

Price per bbl

Settlement currency

Financial:

WTI

19,000

Jul 1, 2013 - Dec 31, 2013

$
94.18

Cdn

WTI

500

Jul 1, 2013 - Dec 31, 2013

$
100.95

US

WTI

23,000

Jan 1, 2014 - Dec 31, 2014

$
94.51

Cdn

WTI

7,500

Jan 1, 2015 - Dec 31, 2015

$
92.25

Cdn

Options

Reference point

Volume (bbl/d)

Remaining term

Price per bbl

Premium (payable) received

Settlement currency

Financial:

WTI bought puts

4,000

Jul 1, 2013 - Dec 31, 2013

$
91.13

$
(9.34
)

Cdn

WTI sold calls

2,500

Jul 1, 2013 - Dec 31, 2013

$
110.00

$
10.46

US

Natural Gas:

Swaps

Reference point

Volume (MMBtu/d)

Remaining term

Price per MMBtu

Settlement currency

Financial:

AECO

118,003

Jul 1, 2013 - Dec 31, 2013

$
3.26

Cdn

AECO

18,956

Jul 1, 2013 - Oct 31, 2013

$
3.48

Cdn

NGI Chicago Index

12,500

Jul 1, 2013 - Dec 31, 2013

$
3.83

Cdn

AECO

9,478

Nov 1, 2013 - Dec 31, 2013

$
3.94

Cdn

AECO

92,412

Jan 1, 2014 -Dec 31, 2014

$
3.81

Cdn

AECO

9,478

Jan 1, 2014 -Mar 31, 2014

$
3.94

Cdn

NGI Chicago Index

5,000

Jan 1, 2014 -Dec 31, 2014

$
4.27

Cdn

AECO

11,848

Jan 1, 2015 -Dec 31, 2015

$
3.98

Cdn

NGI Chicago Index

2,500

Jan 1, 2015 -Dec 31, 2015

$
4.45

Cdn

Collars

Price per MMBtu

Reference point

Volume (MMBtu/d)

Remaining term

Bought puts

Sold calls

Settlement currency

Financial:

AECO

1,896

Jul 1, 2013 - Dec 31, 2013

$
2.64

$
3.22

Cdn

Commodity Price Sensitivity

Each Cdn$1/barrel change in future oil prices would result in approximately Cdn$14.5 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at June 30, 2013 (June 30, 2012 – Cdn$7.0 million). Similarly, each Cdn$0.25/MMBtu change in future natural gas prices would result in approximately Cdn$17.0 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (June 30, 2012 – Cdn$6.0 million).

As at close June 30, 2013, the AECO gas spot price was $3.01/MMBtu (June 30, 2012 – $2.03/MMBtu), the WTI prompt monthly price was Cdn$101.56/barrel (June 30, 2012 – Cdn$86.50/barrel).

PENGROWTH Second Quarter 2013 Financial Results

POWER PRICE CONTRACTS

As at June 30, 2013, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference point

Volume (MW)

Remaining term

Price per MWh

  Settlement
currency

Financial:

AESO

20

Jul 1, 2013 - Dec 31, 2013

$
61.44

Cdn

AESO

5

Jan 1, 2014 - Dec 31, 2014

$
46.85

Cdn

AESO

5

Jan 1, 2015 - Dec 31, 2015

$
49.50

Cdn

As at close June 30, 2013, the Alberta power pool spot price was $138.22/MWh (June 30, 2012 – $20.28/MWh). The average
Alberta power pool price was $123.41/MWh for the three months ended June 30, 2013 (June 30, 2012 – $40.03/MWh).

Power Price Sensitivity

Each Cdn$1/MWh change in future power prices would result in approximately Cdn$0.2 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at June 30, 2013 (June 30, 2012 – Cdn$0.1 million).

FOREIGN
EXCHANGE CONTRACTS

U.K. pound sterling Denominated Term Debt

Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling 000's)

Maturity date

Fixed rate ($1Cdn = U.K. pound sterling)

50,000

December 2015

0.50

15,000

October 2019

0.63

U.S. Denominated Term Debt

A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type

Settlement date

Amount (U.S.$000's)

  Fixed rate
($1Cdn = $U.S.)

Swap

May 2015

50,000

0.98

Swap

July 2017

250,000

0.97

Swap

August 2018

125,000

0.96

Swap

October 2019

15,000

0.94

Swap

May 2020

20,000

0.95

460,000

42

PENGROWTH Second Quarter 2013 Financial Results

Foreign Exchange Rate Sensitivity

Foreign Exchange on Foreign Denominated Term Debt

The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

Cdn$0.01 Exchange rate change

Foreign exchange sensitivity as at June 30, 2013

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
11,870

$
650

Unrealized foreign exchange risk management gain or loss

$
4,720

$
729

Cdn$0.01 Exchange rate change

Foreign exchange sensitivity as at June 30, 2012

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

$
–

$
587

INTEREST RATE CONTRACTS

The following interest rate swap contracts were outstanding at June 30, 2013. These contracts reduce exposure to rising interest rates by fixing the interest rate on floating rate debt. Under the contracts,
Pengrowth pays the fixed interest rate, and receives the floating interest rate on the notional amounts. The floating interest rate received is the three-month Bankers Acceptance CDOR (“Canadian
Depository Offered Rate”).

Remaining term

Notional monthly amount (Cdn$000's)

Fixed interest rate (%)

Jul 2013 - Jan 2014

22,000

1.5%

Jul 2013 - Mar 2014

28,000

2.0%

Interest Rate Sensitivity

Interest Rate Contracts

A 1 percent change in interest
rates, with all other variables held constant, would result in approximately $0.2 million pre-tax change in interest expense as at June 30, 2013 (June 30, 2012 – $0.7 million), due to the change in fair value of the derivatives contracts.

Bank Interest Cost

As at June 30, 2013, Pengrowth had no debt outstanding based on floating interest rates therefore Pengrowth had no interest rate risk. For the six months ended June 30, 2012, a 1 percent increase in interest rates would have increased pre-tax interest expense by $2.4 million.

PENGROWTH Second Quarter 2013 Financial Results

Summary of Gains and Losses on Risk Management Contracts

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statements of Income (Loss).

As at and for the six month period ended June 30, 2013

Commodity contracts (1)

Power and Interest contracts (2)

Foreign exchange contracts (3)

Total

Current portion of risk management assets

$
1,025

$
1,594

$
210

$
2,829

  Non-current portion of risk management
assets

7,471

167

20,683

28,321

Current portion of risk management liabilities

(31,514
)

(174
)

(1,379
)

(33,067
)

  Non-current portion of risk management
liabilities

–

–

(20,055
)

(20,055
)

Risk management assets (liabilities), end of period

$
(23,018
)

$
1,587

$
(541
)

$
(21,972
)

Less: Risk management assets (liabilities) at beginning of period

6,972

(759
)

(17,781
)

(11,568
)

Unrealized gain (loss) on risk management contracts for the period

$
(29,990
)

$
2,346

$
17,240

$
(10,404
)

Realized gain (loss) on risk management contracts for the period

(13,907
)

2,702

1,486

(9,719
)

  Total unrealized and realized gain (loss) on risk management contracts for the period

$
(43,897
)

$
5,048

$
18,726

$
(20,123
)

As at and for the six month period ended June 30, 2012

Commodity contracts (1)

Power and Interest contracts (2)

Foreign exchange contracts (3)

Total

Current portion of risk management assets

$
48,384

$
115

$
73

$
48,572

  Non-current portion of risk management
assets

6,547

–

–

6,547

Current portion of risk management liabilities

(562
)

(283
)

(1,138
)

(1,983
)

  Non-current portion of risk management
liabilities

(1,449
)

(539
)

(20,512
)

(22,500
)

Risk management assets (liabilities), end of period

$
52,920

$
(707
)

$
(21,577
)

$
30,636

Less: Risk management assets (liabilities) at beginning of period

(42,035
)

536

(24,097
)

(65,596
)

$
94,955

$
(1,243
)

$
2,520

$
96,232

Less: Risk management assets (liabilities) acquired from NAL

18,432

(652
)

(1,571
)

16,209

Unrealized gain (loss) on risk management contracts for the period

$
76,523

$
(591
)

$
4,091

$
80,023

Realized loss on risk management contracts for the period

(5,939
)

(1,580
)

(416
)

(7,935
)

  Total unrealized and realized gain (loss) on risk management contracts for the period

$
70,584

$
(2,171
)

$
3,675

$
72,088

(1)
  Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)
  Unrealized gains and losses are included in other (income) expenses and interest expense. Realized gains and losses are included in operating expenses and interest expense.

(3)
Unrealized and realized gains and losses are included as part of separate captions in expenses.

FAIR VALUE

The fair value of cash and cash
equivalents, accounts receivable, accounts payable, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

44

PENGROWTH Second Quarter 2013 Financial Results

The following tables provide fair value measurement information for financial assets and liabilities.

Fair value measurements using:

As at June 30, 2013

Carrying amount

Fair value

Quoted prices in active markets (Level 1)

Significant other observable inputs (Level 2)

Significant unobservable inputs (Level 3)

Financial Assets

Remediation trust funds

$
53,411

$
53,411

$
53,411

$
–

$
–

Fair value of risk management contracts

31,150

31,150

–

31,150

–

Investment in private corporation

5,000

5,000

–

–

5,000

Financial Liabilities

Convertible debentures

236,542

238,383

238,383

–

–

U.S. dollar denominated senior unsecured notes

1,244,156

1,396,714

–

1,396,714

–

Cdn dollar senior unsecured notes

39,859

43,577

–

43,577

–

U.K. pound sterling denominated unsecured notes

103,684

112,776

–

112,776

–

Fair value of risk management contracts

53,122

53,122

–

53,122

–

Fair value measurements using:

As at December 31, 2012

Carrying amount

Fair value

Quoted prices in active markets (Level 1)

Significant other observable inputs (Level 2)

Significant unobservable inputs (Level 3)

Financial Assets

Remediation trust funds

$
53,806

$
53,806

$
53,806

$
–

$
–

Fair value of risk management contracts

15,479

15,479

–

15,479

–

Investment in private corporation

20,000

20,000

–

–

20,000

Financial Liabilities

Convertible debentures

237,050

237,361

237,361

–

–

U.S. dollar denominated senior unsecured notes

1,225,974

1,424,756

–

1,424,756

–

Cdn dollar senior unsecured notes

39,851

45,221

–

45,221

–

U.K. pound sterling denominated unsecured notes

104,808

116,458

–

116,458

–

Fair value of risk management contracts

27,047

27,047

–

27,047

–

RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS

As at

Gross amounts

June 30, 2013

December 31, 2012

Risk management contracts

Current asset

$
12,307

$

20,771

Non-current asset

31,237

3,831

Current liability

(42,545
)

(15,667
)

Non-current liability

(22,971
)

(20,503
)

$
(21,972
)

$
(11,568
)

PENGROWTH Second Quarter 2013 Financial Results

15.
FOREIGN EXCHANGE (GAIN) LOSS

Three months ended

Six months ended

June 30, 2013

June 30, 2012

June 30, 2013

June 30, 2012

Currency exchange rate ($1Cdn = $U.S.) at period end

$
0.95

$
0.98

$
0.95

$
0.98

Unrealized foreign exchange loss on U.S. dollar denominated debt

43,501

18,860

69,622

1,219

Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt

3,676

(66
)

(1,175
)

724

$
47,177

$
18,794

$
68,447

$
1,943

Unrealized gain on U.S. foreign exchange risk management contracts

$
(12,490
)

$
(1,644
)

$
(18,788
)

$
(1,644
)

Unrealized (gain) loss on U.K. foreign exchange risk management contracts

(3,857
)

(239
)

1,548

(2,447
)

Unrealized gain on foreign exchange risk management contracts

$
(16,347
)

$
(1,883
)

$
(17,240
)

$
(4,091
)

Unrealized foreign exchange (gain) loss

$
30,830

$
16,911

$
51,207

$
(2,148
)

Realized foreign exchange (gain) loss

$
(1,304
)

$
338

$
(1,427
)

$
437

16.
COMMITMENTS

Additional contractual commitments relating to
the Lindbergh Project were entered into resulting in a balance of $58.9 million at June 30, 2013.

17.
SUBSEQUENT EVENTS

On July 16, 2013, Pengrowth announced
the sale of approximately $700 million, subject to closing adjustments, regulatory and, in one case, shareholder approval, of non-core assets which is in addition to the $326 million of disposition proceeds received in the first six months of 2013. These sales are expected to close in the third quarter of 2013. The carrying value of the properties, net of ARO, at June 30, 2013 was approximately $820 million and, subject to successful closing,
Pengrowth will record an after tax loss of approximately $75 million to $95 million, subject to finalization of normal course closing adjustments.

Pengrowth renewed its revolving credit facility in July of 2013. The facility now matures on July 26, 2017 with all other material terms and conditions remaining unchanged.

46

PENGROWTH Second Quarter 2013 Financial Results